Mail Stop 3561

October 9, 2007

Jan Norelid, Chief Financial Officer
Celsius Holdings, Inc.
140 NE 4th Avenue, Suite C
Delray Beach, FL 33483

>   **Re: Celsius Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form SB-2**
>   **Filed September 24, 2007**
>   **File No. 333-144751**

Dear Mr. Norelid:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Current Business of the Company, page 23

1. We note your response to comment 5 in our letter dated September 20, 2007. We note your indication that it is not feasible to provide a timetable for achieving the expansion efforts you discussed. However, you continue to state on page 23 that "[o]nce [you] have a comprehensive network in place, [you] plan on launching additional brands through that network." If you are not focused on expanding your beverage brand at this time, please revise your disclosure to specifically state this and explain why. Please also indicate what aspect of your business you are focused on at this time.

Exhibit 5.1 Opinion of Counsel

1. We note the legality opinion states that "This opinion is rendered as of the date hereof." This implies that the opinion is valid only as of September 24, 2007, the date you filed your registration statement. The legality opinion must speak as of the effective date of the registration statement. Please revise to eliminate the quoted language, or file the legality opinion as part of an amendment on the date you request effectiveness of the registration statement.

* * * *

Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Clayton E. Parker, Esq.
        Facsimile: (305) 358-7095